CION ARES DIVERSIFIED CREDIT FUND

3 Park Avenue, 36th Floor

New York, NY 10016

VIA EDGAR

November 30, 2016

Marianne Dobelbower

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	CION Ares Diversified Credit Fund
Registration Statement on Form N-2
SEC File Nos. 333-212323; 811-23165

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CION Ares Diversified Credit Fund (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (“Registration Statement”), be accelerated so that the Registration Statement may become effective at 4:00 pm, Eastern Time, on Thursday, December 1, 2016, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

CION ARES DIVERSIFIED CREDIT FUND

By: /s/ Michael Reisner

Name: Michael Reisner

Title: Co-President and Co-Chief Executive Officer

ALPS DISTRIBUTORS, INc.

 1290 Broadway, Suite 1100

Denver, CO 80203

VIA EDGAR

November 30, 2016

Marianne Dobelbower

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	CION Ares Diversified Credit Fund
Registration Statement on Form N-2
SEC File Nos. 333-212323; 811-23165

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), ALPS Distributors, Inc., in its capacity as distributor of CION Ares Diversified Credit Fund (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-212323 and 811-23165) (“Registration Statement”), so that such Registration Statement may be declared effective at 4:00 p.m. on Thursday, December 1, 2016, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

ALPS DISTRIBUTORS, INC.

By: /s/ Steven B. Price
Name: Steven B. Price
Title: SVP, Director of Distribution Services